Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

December 11, 2009 VIA ELECTRONIC TRANSMISSION	Julie M. Allen Member of the Firm d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-1004

Re:	Presidential Life Corporation –
Definitive Consent Revocation Statement on Schedule 14A, File No. 0-05486
Additional Definitive Soliciting Materials, File No. 0-05486

Dear Mr. Duchovny:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Definitive Consent Revocation Statement on Schedule 14A (the “Consent Revocation Statement”) and Additional Definitive Soliciting Materials (the “Additional Materials”) of Presidential Life Corporation, a Delaware corporation (the “Company”), in your letter to me dated December 9, 2009 (the “Comment Letter”).

I am writing, on behalf of the Independent Committee of the Board of Directors (the “Independent Committee”) of the Company, to respond to the comments contained in the Comment Letter.

For your convenience, your comments are set forth in this letter in italics, followed by the Independent Committee’s responses. The page numbers listed in the Independent Committee’s responses below track the page numbers in Consent Revocation Statement.

Definitive Schedule 14A

Reasons to Reject the Kurz Consent Solicitation, page 9

1.
Please provide us supplemental support for your disclosure relating to the tax return investigation of the Kurz Family Foundation and to the use of company-provided health insurance coverage by Mr. Kurz included in the proxy statement and in the additional soliciting materials dated December 8, 2009.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
December 1, 2009

In connection with its due diligence investigation relating to evaluating the consent solicitation of Mr. Kurz, the Independent Committee reviewed the application made to the New York State Insurance Department (the “NYSID”) by Mr. Kurz and the Kurz Family Foundation, Ltd. (the “Foundation”), in connection with Mr. Kurz’s transfer to the Foundation of a controlling interest in the Company.  The 2007 Return of Private Foundation on IRS Form 990-PF (the “2007 Return”) that Mr. Kurz had signed as an officer of the Foundation was filed as an attachment to that application.  Examination of the 2007 Return revealed issues concerning self-dealing by Mr. Kurz and improper use of charitable assets for personal expenses.  A committee of independent directors (the “Investigation Committee”) was formed to investigate the 2007 Return and of the related conduct of Mr. Kurz and Charles Snyder, the Company’s then-CFO, who signed the 2007 Return as a paid preparer in his personal capacity.  In connection with the investigation, the Investigation Committee retained Orrick, Herrington & Sutcliffe LLP as special independent counsel (“Special Counsel”) to lead the investigation.  On or about, respectively, November 29 and December 8, 2009, Special Counsel provided the Independent Committee with preliminary reports detailing the results of its investigation through such dates.  In those reports, Special Counsel concluded that Herbert Kurz and the Foundation (through Mr. Kurz) “likely engaged in improper self-dealing, made taxable expenditures and used Foundation assets in a manner that is inconsistent with its charitable status under Section 501(c)(3) of the IRC.”  In addition, yesterday, pursuant to an earlier request made to Mr. Kurz’s counsel by Special Counsel, the Company was provided with the 2008 tax return for the Foundation (the “2008 Return”), which is dated November 16, 2009, and was signed by Mr. Kurz as President of the Foundation.  The 2008 Return states the Foundation "has become aware of its potential noncompliance with various sections of the Internal Revenue Code ("IRC") including Sections 4941 [taxes on self-dealing], 4943 [taxes on excess business holdings] and 4945 [taxes on taxable expenditures]."  The return goes on to state that the Foundation has made voluntary disclosure to the IRS and has a meeting scheduled with the IRS this month (i.e., December) to determine what corrective measures are required to bring the Foundation into compliance.

In the course of routine review of its employee benefits plans, the Company discovered that certain health insurance plan beneficiaries were ineligible for coverage under such plan.  The individuals included Ellen Kurz (Mr. Kurz’s daughter), in whose name family coverage was provided for Ms. Kurz and other members of her immediate family, Ellen Fanning (a personal caregiver for Edyth Kurz, the wife of Mr. Kurz) and Mr. Kinawisayed (Mr. Kurz’s personal aide).  These individuals were added to the Plan at the direction of Mr. Kurz to the human resources department, while Mr. Kurz was still CEO of the Company.  By letters dated November 30, 2009, these individuals were notified that they were “being removed from the Presidential Life Insurance Company (the “Company”) health insurance plan (the “Plan”) with Oxford Health Insurance, Inc. (“Oxford”) because, inasmuch as you are not a full-time employee of the Company, you do not meet the eligibility requirements for the Plan.”

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
December 1, 2009

Additional Soliciting Materials Filed December 7, 2009

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide the support described for the disclosure that (i) Mr. Barnes “assumed the role [of CEO and President] in May 2009 in accordance with a succession plan demanded by ratings agencies” and (ii) Mr. Kurz’s efforts are the result of “his personal unhappiness at no longer running the company he founded.”

(i) The Independent Committee respectfully refers your attention to the 2004 and 2008 Moody’s reports, submitted as supplemental materials to my letter to you, dated December 1, 2009.  The 2004 Moody’s report explained that the ratings downgrade of the Company was due to adverse conditions, including the “lack of a management succession plan despite the advanced age of the company’s Chairman and CEO.”  The 2008 Moody’s report stated that its upgrade of the Company’s ratings was “based primarily on the expected implementation of additional corporate governance improvements…includ[ing]…the eventual succession of the PLFE chief executive officer title from the current incumbent” and “the continued development of an ongoing management succession plan.”  The 2008 Moody’s report further stated that “the ratings could be changed back” if these and other “corporate governance changes do not take place” on the expected timeframe.  S&P and A.M. Best had orally expressed similar concerns to management and encouraged the Company to adopt a management succession plan.

(ii) The Independent Committee respectfully submits that the sentence on page 1 of the Additional Materials which ends with the phrase “his personal unhappiness at no longer running the company he founded” is clearly characterized as an assertion of belief in that the sentence begins with the phrase “The Independent Committee believes” (emphasis added).  This statement of belief is based on numerous conversations and actions taken by Mr. Kurz at, among other things, meetings of the Board of Directors in which he has expressed this sentiment as well as engaged in ad hominem attacks on Mr. Barnes.

3.
Please provide us supplemental support for your disclosure that S&P and A.M. Best “expressed concern regarding Mr. Kurz's advanced age and the absence of a succession plan when previously assessing the Company's financial strength.”

Please see the response to Comment 2 above.

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
December 1, 2009

4.
We note your disclosure that security holders may find additional information relating to the consent solicitation on specific page within your website.  We also note a press release included in that site that does not appear to have been filed under cover of Schedule 14A.  Please file the press release and confirm your understanding that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).

We hereby confirm our understanding that written soliciting materials are required to be filed under cover of Schedule 14A on the date of first use and note that the press release referenced has been filed as additional soliciting materials.

Very truly yours,

/s/ Julie M. Allen